UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TRACON PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

89237H100

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

(Page 1 of 8 Pages)

CUSIP No. 89237H100	Page 2 of 8

1.	NAMES OF REPORTING PERSONS LINDEN CAPITAL L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 296,380 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 296,380 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 296,380 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12.	TYPE OF REPORTING PERSON PN

1.

Consists of 284,248 shares of the Issuer’s Common Stock, $0.001 par value (“Common Shares”), and such number of Common Shares obtainable upon exercise of warrants up to an aggregate holding limit of 9.9% of the Common Shares outstanding – i.e. the Reporting Person will not be able to exercise such warrants to the extent that, after giving effect to such exercise, the Reporting Person would beneficially own in excess of 9.9% of the Common Shares outstanding.

CUSIP No. 89237H100	Page 3 of 8

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LINDEN GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 296,380 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 296,380 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 296,380 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12.	TYPE OF REPORTING PERSON HC

1.

Consists of 284,248 Common Shares and such number of Common Shares obtainable upon exercise of warrants up to an aggregate holding limit of 9.9% of the Common Shares outstanding – i.e. the Reporting Person will not be able to exercise such warrants to the extent that, after giving effect to such exercise, the Reporting Person would beneficially own in excess of 9.9% of the Common Shares outstanding.

CUSIP No. 89237H100	Page 4 of 8

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LINDEN ADVISORS LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 296,380 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 296,380 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 296,380 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12.	TYPE OF REPORTING PERSON IA, PN

1.

Consists of 284,248 Common Shares and such number of Common Shares obtainable upon exercise of warrants up to an aggregate holding limit of 9.9% of the Common Shares outstanding – i.e. the Reporting Person will not be able to exercise such warrants to the extent that, after giving effect to such exercise, the Reporting Person would beneficially own in excess of 9.9% of the Common Shares outstanding.

CUSIP No. 89237H100	Page 5 of 8

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SIU MIN WONG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION China (Hong Kong) and USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 296,380 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 296,380 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 296,380 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12.	TYPE OF REPORTING PERSON IN, HC

1.

Consists of 284,248 Common Shares and such number of Common Shares obtainable upon exercise of warrants up to an aggregate holding limit of 9.9% of the Common Shares outstanding – i.e. the Reporting Person will not be able to exercise such warrants to the extent that, after giving effect to such exercise, the Reporting Person would beneficially own in excess of 9.9% of the Common Shares outstanding.

This Amendment No. 2 (“Amendment No. 2”) is filed pursuant to Rule 13d-2(b) promulgated under the Securities Exchange Act of 1934, as amended, with respect to the Common Stock, $0.001 par value (the “Common Shares”), of Tracon Pharmaceuticals, Inc. (the “Issuer”) beneficially owned by the Reporting Persons specified herein as of December 31, 2019, and amends and supplements the Schedule 13G filed April 2, 2018, as amended on January 29, 2019 (collectively, the “Schedule 13G”). Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on Amendment No. 2 are: Linden Capital L.P., a Bermuda limited partnership (“Linden Capital”), Linden Advisors LP, a Delaware limited partnership (“Linden Advisors”), Linden GP LLC, a Delaware limited liability company (“Linden GP”), and Mr. Siu Min (Joe) Wong (“Mr. Wong,” and collectively, the “Reporting Persons”).

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

The Reporting Persons collectively beneficially own 296,380 Common Shares consisting of 284,248 Common Shares and such number of Common Shares obtainable upon exercise of warrants up to an aggregate holding limit of 9.9% of the Common Shares outstanding. The Reporting Person will not be able to exercise such warrants to the extent that, after giving effect to such exercise, the Reporting Person would beneficially own in excess of 9.9% of the Common Shares outstanding. In its prospectus relating to Common Shares, filed on November 25, 2019, the Issuer reported that 2,993,746 Common Shares were outstanding after giving effect to a one-for-ten reverse stock split on November 7, 2019.

(b)	Percent of class:

The Reporting Persons have beneficial ownership of Common Shares constituting 9.9% of the outstanding Common Shares.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Not applicable.

(ii) Shared power to vote or to direct the vote:

Linden Capital, Linden Advisors, Linden GP and Mr. Wong have shared power to vote or direct the vote of the 296,380 Common Shares beneficially owned by Linden Capital.

(iii) Sole power to dispose or to direct the disposition of:

Not applicable.

(iv) Shared power to dispose or to direct the disposition of:

Linden Capital, Linden Advisors, Linden GP and Mr. Wong have shared power to dispose or direct the disposition of the 296,380 Common Shares beneficially owned by Linden Capital.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 10.	Certification:

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Sec. 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: January 14, 2020

LINDEN CAPITAL L.P.

By:		Linden GP LLC, its general partner

	By:	/S/ Saul Ahn
Saul Ahn,
Authorized Signatory

LINDEN GP LLC

By:		/S/ Saul Ahn
Saul Ahn,
Authorized Signatory

LINDEN ADVISORS LP

By:		/S/ Saul Ahn
Saul Ahn,
General Counsel

SIU MIN WONG

By:		/S/ Saul Ahn
Saul Ahn, Attorney-in-Fact for Siu Min Wong**

**

Duly authorized under Siu Min Wong’s Power of Attorney, dated June 10, 2019, incorporated herein by reference to Exhibit B of the statement on Schedule 13G filed by Linden Capital L.P. on June 19, 2019 in respect of its holdings in Haymaker Acquisition Corp II.